Exhibit 99.3

Frequently Asked Questions

This is an informational FAQ only and is not an offer to exchange or a solicitation of an offer to exchange any options.  The Option Exchange Program described in this FAQ has not yet commenced.  When the Option Exchange Program begins, GCI will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

GCI’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by GCI with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, stockholders and option holders may obtain free copies of the documents filed by GCI by directing a written request to:  General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503, Attention:  Investor Relations.

Q.            Why has GCI chosen to initiate an Option Exchange Program?

A.            A considerable number of stock options that we have issued to officers, employees and consultants as part of their compensation have exercise prices substantially higher than the current and recent trading prices of our common stock.  We believe that these out-of-the-money options are not achieving the purposes for which they were intended.  In addition, because many of the eligible options have been out-of-the-money for extended periods of time, they have remained outstanding and have added to an increase in the “overhang” of options outstanding in relation to the aggregate number of shares of our common stock outstanding.  The purpose of the offer is to promote the interests of our stockholders by (i) enhancing our ability to motivate and retain valued officers, employees, advisors and consultants, and (ii) reducing our “overhang” of outstanding awards by exchanging eligible options under an exchange ratio for a lesser number of shares of restricted stock.

Q.            Am I eligible to participate in the Option Exchange Program?

A.            If you are an officer or employee of, or a consultant or advisor to, GCI as of August 6, 2009, then you generally will be eligible to participate in the Option Exchange Program.  Officers of GCI who also serve on our Board of Directors will not be eligible to participate in the offer.  If your service to GCI terminates at any time before the expiration of the Option Exchange Program then you will no longer be eligible to participate.

Q.            Which of my stock options can be exchanged in the offer?

A.            Only “eligible options” may be exchanged under the Option Exchange Program.  Eligible options are all options issued pursuant to GCI’s Amended and Restated 1986 Stock Option Plan between January 1, 1999, and February 15, 2009, excluding any options that vest based on EBITDA performance.

Q.            If I participate, how many shares of Restricted Stock will I receive?

A.            The number of shares of Restricted Stock that we will offer in exchange for each eligible option will be equal to the lesser of (i) a number of shares of Restricted Stock having a fair value (as described below) equal to 100% of the fair value of the eligible options exchanged for shares of Restricted Stock, or (ii) a number of shares of Restricted Stock equal to 40% of the number of shares issuable pursuant to the eligible options surrendered.  The fair value of the eligible options will be the current value of the options as calculated by the Black-Scholes option pricing model, a commonly accepted valuation method which takes into account a number of factors in valuing stock options.  Because of the volatility of GCI’s stock price, this method of valuation often gives the highest conversion ratios to options with the longest remaining term, rather than options with the lowest strike price as might be generally assumed.  Set forth below is an illustration of how the Option Exchange Program will work.

Example of Election:

Option Number	Options	Expiration Date	Strike Price	Exchange Ratio	Restricted Shares	Equivalent Price	Accept (yes or no)
1	1,000	2/28/11	$7.00	30.0%	300	$10.00
2	500	2/28/15	$12.00	35.6%	178	$18.63
3	750	2/28/18	$15.00	40.0%	300	$25.00

In this example, we can see that option 1 is the right to buy 1,000 shares of GCI Class A common stock at $7.00 per share through February 28, 2011.  In this example, a participant may choose to exchange each of those options into 30.0% of a share of Restricted Stock (i.e. to exchange 1,000 options for 300 shares of Restricted Stock) by electing to participate in the Option Exchange Program.

Q.            When will my restricted stock vest?

A.            All Restricted Stock received in exchange for eligible options will vest as follows: (i) 50% of the shares of Restricted Stock will vest on December 20, 2011, and (ii) the remaining 50% of the shares of Restricted Stock will vest on February 28, 2012.  If your employment with GCI or one of its majority-owned subsidiaries terminates prior to a vesting date (if you are an officer or employee of GCI), or if you no longer continue to provide services to GCI prior to the vesting date (if you are a consultant or advisor to GCI), then you will forfeit any shares of Restricted Stock that remain unvested on the date your position as an officer or employee terminates or on the date that you are deemed to no longer provide services to GCI, as the case may be.

Q.            How do I find out how many eligible options I have and the number of shares of Restricted Stock I would be entitled to if I participate in the offer?

A.            You will be provided with an Individual Statement of Options upon the commencement of the Option Exchange Program.  Your statement will identify each of the eligible options you currently hold and the number of shares of restricted stock you will receive if your options are exchanged.

Q.            How should I decide whether or not to exchange my eligible options for shares of Restricted Stock?

A.            We plan to hold a series of workshops to help familiarize you with the Option Exchange Program and the things to consider to help you decide whether you want to participate.  However, we are not making any recommendation as to whether or not you should participate in the Option Exchange Program.  The decision to exchange your stock options is an individual one that should be based on a variety of factors, including your own personal circumstances and preferences.  We encourage you to consult your personal tax and financial advisors to help you to determine whether to participate.

We will also set forth on your Individual Statement of Options the “Equivalent Price”, which sets forth the per share price of GCI Class A common stock at which the value of your eligible options and the shares of Restricted Stock you would receive if you elect to participate in the offer would be considered mathematically equivalent.  For example, the Equivalent Price for option 1 set forth in the chart above is $10.00.  If you choose to participate in the Option Exchange Program, then you would receive 300 shares of Restricted Stock.  In this example, the Equivalent Price would be equal to approximately $10.00, as the net proceeds you would receive after selling the Common Stock acquired through the exercise of the options ($10,000 less the exercise price of $7,000, or $3,000) would be equivalent to the net proceeds you would receive after liquidating your Restricted Stock (300 shares multiplied by the per share price of $10.00, or $3,000).  As long as the per share price of GCI Common Stock is above the Equivalent Price, then the options would be worth more; while during the time that the per share price of GCI Common Stock is lower than the Equivalent Price, the Restricted Stock would be worth more.  While you may find the Equivalent Price to be a helpful indicator based on your expectation of the future performance of GCI’s Common Stock, there are a variety of other factors that should be taken into account in choosing whether to participate in the Option Exchange Program, including your personal risk tolerance, the applicable vesting dates of your eligible options and the Restricted Stock, and your personal tax situation.

Q.            Where can I find additional information about the Option Exchange Program?

A.            Upon commencement of the Option Exchange Program, GCI will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC.  Shortly thereafter you will receive an e-mail that includes a link to a website containing written materials explaining the terms of the Option Exchange Program, including the information set forth in the Schedule TO filed with the SEC.  You should read the Tender Offer Statement on Schedule TO and other related materials posted to the website, as they will contain important information about the Option Exchange Program.  We are also offering presentations with time for a Question and Answer period that all option holders are welcome to attend.  Additionally, you can send your questions via e-mail to tenderoffer@gci.com.